Exhibit 12

COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in millions, except ratios)

For the year ended December 31,	2017	2016	2015	2014	2013
Earnings:
Income loss from continuing operations before income taxes	$470	$414	$183	$113	$931
Equity loss (income)	—	(22)	6	18	(12)
Fixed charges added to earnings	513	556	534	512	493
Distributed income of less than 50 percent-owned persons	—	66	152	86	89
Amortization of capitalized interest:
Consolidated	13	36	42	47	46
Total earnings	$996	$1,050	$917	$776	$1,547
Fixed Charges:
Interest expense
Consolidated	$496	$526	$498	$473	$453
	496	526	498	473	453
Amount representative of the interest factor in rents:
Consolidated	17	30	36	39	40
	17	30	36	39	40
Fixed charges added to earnings	513	556	534	512	493
Interest capitalized:
Consolidated	22	45	57	56	99
	22	45	57	56	99
Total fixed charges	$535	$601	$591	$568	$592
Pretax earnings required to pay preferred stock dividends*	66	107	107	32	3
Combined total fixed charges and preferred stock dividends	$601	$708	$698	$600	$595
Ratio of earnings to fixed charges	1.86	1.75	1.55	1.37	2.61
Ratio of earnings to combined fixed charges and preferred stock dividends	1.66	1.48	1.31	1.29	2.60

* 2017 is based on a U.S. statutory tax rate of 21%. 2013-2016 is based on a U.S. statutory tax rate of 35%